SUIC Worldwide Holdings Ltd.

August 28, 2023

Via EDGAR Only

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: Julie Sherman

Division of Corporation Finance Office of Industrial Applications and Service

Re: SUIC Worldwide Holdings Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed June 30, 2023

Form 10-Q for the Quarterly Period Ended March 31, 2023

Filed July 3, 2023

File No. 000-53737

Dear Ms. Julie Sherman:

Please be advised that I am the duly authorized CFO of SUIC Worldwide Holdings, Ltd., the above-referenced issuer (the “Company”). This letter is in response to the comments of the Branch Chief of the U.S. Securities and Exchange Commission (the “Commission”), dated August 14, 2023, with respect to the above-referenced filings (the “Comment Letter”), and to illustrate the amendments made to the filings on the Form 10K/A, 10Q/A filed herewith. Our responses follow the text of each comment and are produced consecutively for your convenience and edits are in underline and strikethrough formatting to show changes.

Form 10-K for the Fiscal Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page F-1

1. Please amend your filing to also include an audit report for your financial statements for the year ended December 31, 2021.

Response: We have amended the filing to include audit report for our financial statements for the year ended December 31, 2021.

2. Please ask your auditor to correct the first paragraph of their opinion to comply with PCAOB auditing standards. The first paragraph of the audit report should also have the same name of the Company included in your financial statements.

Response: Our auditor has corrected the first paragraph of their opinion to comply with PCAOB auditing standards. The first paragraph of the audit report has the same name of the Company included in the financial statements.

Income Statement, page F-3

3. Revise your income statement to include bad debt expense as part of operating expense.

Response: We have revised the income statement to include bad debt expense as part of operating expense. Please refer to 10K/A and 10Q/A filed.

Note 1 - Organization and Basis of Presentation, page F-6.

4. We see your disclosure that on August 7, 2021 you acquired 49% of the registered shares of Midas Touch Technology Co. Ltd. Revise your filing to explain how you accounted for the acquisition and how the company accounts for its interest (i.e. equity method, consolidation, etc.).

Response: We have revised the filing to explain how the acquisition was accounted on Note 1 and Note 3 (Investments in Non-Consolidated Entities).

5. In this regard, if you account for your 49% investment in Midas Touch Technology under the equity method, tell us how you considered the requirements of Rule 3-09 of Regulation S-X with regard to the separate financial statements of your investee.

Response: In considering Rule 3-09 of Regulation S-X, the Investee doesn’t have any net asset or comprehensive income, so its financial statements are not available. Thus, we provide summarized financial information in revised 10K.

Note 3 - Revenue Recognition, page F-7

6. Please explain to us the location where your revenues are generated.

Response: Our revenue is consulting and advisory, our professionals who provide these services work remotely especially during the COVID-19 pandemic period. They do not work physically at the SUIC office.

Our income is generated from the US.

Form 10-Q for the Quarterly Period Ended March 31, 2023

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended March 31, 2023 and March 31, 2022

Cost of Revenue, page 13

7. You indicate that the increase was due to professional expenses. Cost of Revenue significantly decreased during the period, however. Please revise your filing to explain the significant decrease in cost of revenue during the period.

Response: Cost of revenue were $9,397 and $78,777 for the three months ended March 31, 2023 and 2022, respectively. The cost of revenue comes from outsourcing of services.The significant decrease in Cost of Revenue is corresponding with the decrease in revenues. This is because the Company slashed out certain unprofitable projects in 2023. For the period ended 3/31/2022, the professional fees paid was $78,777 as the Company engaged professional service providers in relation to ongoing special projects and activities, which resulted in incremental cost. However, the gross profit margin of these projects is not favorable. Thus, the Company abandoned these project to achieve a more favorable gross profit margin.

Item 9A. Controls and Procedures, page 16

8. Please tell us how your management was able to conclude that your disclosure controls and procedures were effective at March 31, 2023 when they concluded that they were not effective as of December 31, 2022 due to the fact that the directors have little understanding of U.S. GAAP and Sarbanes Oxley and you also indicate on page 13 that there were no changes in internal control during the period. Please advise.

Response: We updated the section of change in internal control as following: “We change our director from Yanru Zhou to Esther Jou on March 31, 2023, who possesses adequate knowledge of U.S GAAP and Sarbanes-Oxley Act 404, as well as understanding of the Company. She is responsible for helping design and improve the ICFR and accounting job of our Company by adopting procedures and processes to meet control objectives, addressing risks, reducing occurrences of unnecessary cost or effort and strengthen governance. In addition, she reviews the ICFR and remedy its drawback for this 10Q.”

Income Statement, page F-3

9. We do not see where you reflect your general and administrative operating expenses in your Income Statement. Please advise.

Response: We changed our Condensed Statements of Comprehensive Income and reclassified part of cost of revenue to general and administrative operating expense. As a result, as of March 2023 and 2022 the costs of revenue are 9,397 and 78,777, respectively. General and administrative expenses is 4,072 and 3,366 respectively.

Note 8 Contingency and Commitment, page F-10

10. We see your disclosure that you signed a joint venture agreement and several letters of intent during the period. Revise your filing to include the significant terms of these agreements and disclose the related accounting treatment for these arrangements.

Response: We have revised the filing to include the significant terms of agreements and disclosed the related accounting treatment for these arrangement.

The description of the commitment for investment as follows: On February 7, 2023 to June 7, 2023, the company has signed joint venture agreements with I.H Art Company Limited. As stated in the significant terms of agreements, joint venture will set up a new company, and both company will make cash contribution as paid-in capital for new company, according to their ownership (will be specified in supplementary contract later). The purpose of the joint venture is for the US market expansion. In addition, two letters of intent with I.H Art Company Limited was signed with the Company. The First letter of intent is to deploy its cloud-based supply chain financing fintech platform to facilitate and generate additional cash flow from operation for both companies. The Second letter of intent is to plan the merger and share exchange between the Company and I.H Art Company Limited, as an external capital resource for the Company.

From February 9, 2023 to February 10, 2023, the company has signed four letters of intent in total with I.H Art Company Limited, Yuanzhi Branding Corp. Ltd., Taiwan Green Glow International Ltd, and Awinn Creative Technologies Ltd. to deploy its cloud-based supply chain financing fintech platform and to offer integrated cash flow solutions. The significant terms in all four letters stated that the Company was appointed as key assistant to assist these companies in entering the lending and financing market. Also, they will build an internationally competitive group through the Company’s investment, merger and acquisitions or stock exchange.

☐ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

SUIC Worldwide Holdings Ltd.

By: /s/ Yanru Zhou

Name: Yanru Zhou

Title: CFO